EXHIBIT 99.1

                       PEOPLES EDUCATIONAL HOLDINGS, INC.
                                 AND SUBSIDIARY

                          CONSOLIDATED FINANCIAL REPORT

                                DECEMBER 31, 2004

                                                                               .
                                                                               .
                                                                               .

                          INDEX TO FINANCIAL STATEMENTS

                       PEOPLES EDUCATIONAL HOLDINGS, INC.
                                 AND SUBSIDIARY

                                    CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                      F-3

FINANCIAL STATEMENTS

   Consolidated balance sheets as of December 31, 2004
      and 2003                                                         F-4 - F-5

   Consolidated statements of income for the years
      ended December 31, 2004 and 2003                                       F-6

   Consolidated statements of changes in stockholders'
      equity for the years ended December 31, 2004 and 2003                  F-7

   Consolidated statements of cash flows for the years
      ended December 31, 2004 and 2003                                 F-8 - F-9

   Notes to consolidated financial statements                        F-10 - F-19

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Peoples Educational Holdings, Inc.
Saddle Brook, New Jersey

We have audited the accompanying consolidated balance sheets of Peoples Educational Holdings, Inc. and Subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peoples Educational Holdings, Inc. and Subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ McGLADREY & PULLEN, LLP
-------------------------------------
McGLADREY & PULLEN, LLP

Minneapolis, Minnesota
February 25, 2005

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

ASSETS (NOTE 3)                                                              2004          2003
---------------                                                          -----------   -----------
Current Assets
   Cash                                                                  $   134,317   $   426,629
   Accounts Receivable Net of Allowance for Doubtful Accounts
      of $40,000 in 2004 and 2003 and Allowance for Returns                2,167,814     1,760,593
   Inventory                                                               1,710,746     1,101,841
   Income Taxes Receivable                                                   101,026            --
   Deferred Income Taxes (Note 5)                                             71,000       157,054
   Advance Royalties                                                          21,464       201,902
   Prepaid Catalog Expenses and Other Current Assets                         357,442       154,000
                                                                         -----------   -----------
      TOTAL CURRENT ASSETS                                                 4,563,809     3,802,019
                                                                         -----------   -----------
Equipment - At Cost, Less Accumulated Depreciation
   of $920,000 in 2004 and $657,000 in 2003 (Note 6)                         813,992       690,860
                                                                         -----------   -----------
Other Assets
   Deferred Prepublication Costs, Net (Note 2)                            11,666,604     6,960,585
   Deposits and Other                                                        101,609        78,523
                                                                         -----------   -----------
      TOTAL OTHER ASSETS                                                  11,768,213     7,039,108
                                                                         -----------   -----------
      TOTAL ASSETS                                                       $17,146,014   $11,531,987
                                                                         ===========   ===========

See Notes to Consolidated Financial Statements.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

LIABILITIES AND STOCKHOLDERS' EQUITY                                    2004          2003
------------------------------------                                -----------   -----------
Current Liabilities
   Current Maturities of Long Term Debt                             $   274,327   $    86,998
   Accounts Payable                                                   3,911,278     3,209,138
   Accrued Expenses                                                     822,431       801,633
   Income Taxes Payable                                                      --        95,874
   Deferred Revenue                                                     178,388
                                                                    -----------   -----------
      TOTAL CURRENT LIABILITIES                                       5,186,424     4,193,643
                                                                    -----------   -----------

Long Term Debt, less current maturities (Notes 3 and 6)               3,275,379       120,545

Deferred Income Taxes (Note 5)                                          133,000        77,000

Commitments (Note 6)

Stockholders' Equity (Notes 7 and 8)
   Common Stock, $0.02 par value; authorized 8,500,000 shares;
      issued and outstanding 3,809,198 in 2004; 3,216,933 in 2003        76,184        76,184
   Additional Paid In Capital                                         4,796,829     4,796,829
   Retained Earnings                                                  3,678,198     2,267,786
                                                                    -----------   -----------
      TOTAL STOCKHOLDERS' EQUITY                                      8,551,211     7,140,799
                                                                    -----------   -----------
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $17,146,014   $11,531,987
                                                                    ===========   ===========

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                           2004          2003
                                                       -----------   -----------
Net Revenue (Note 4)                                   $32,487,170   $27,814,648
                                                       -----------   -----------

Cost of Revenue
   Direct Costs                                         13,963,631    13,049,452
   Prepublication Cost Amortization                      3,338,293     2,244,664
                                                       -----------   -----------
      Total                                             17,301,924    15,294,116
                                                       -----------   -----------
      GROSS PROFIT                                      15,185,246    12,520,532

Selling, General and Administrative Expenses            12,785,312    10,441,265
                                                       -----------   -----------
      INCOME FROM OPERATIONS                             2,399,934     2,079,267

Nonoperating Expense
   Interest                                                (89,572)     (109,709)
   Other                                                   (21,950)       (8,285)
                                                       -----------   -----------
      INCOME BEFORE INCOME TAXES                         2,288,412     1,961,273

Federal and State Income Taxes (Note 5)                    878,000       743,000
                                                       -----------   -----------
      NET INCOME                                       $ 1,410,412   $ 1,218,273
                                                       ===========   ===========
Net Income per Common Share
   Basic:                                              $      0.37   $      0.35
   Diluted:                                            $      0.34   $      0.34
                                                       ===========   ===========
Weighted-average Number of Common Shares Outstanding
   Basic:                                                3,809,198     3,519,677
   Diluted:                                              4,208,617     3,620,662
                                                       ===========   ===========

     See Notes to Consolidated Financial Statements.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                    Additional
                                           Common     Paid-In     Retained       Notes
                                           Stock      Capital     Earnings    Receivable      Total
                                          -------   ----------   ----------   ----------   ----------
Balance, December 31, 2002                $64,338   $2,787,690   $1,049,513   $(158,150)   $3,743,391
Interest on Notes Receivable
   from issuance of Stock                      --        2,821           --      (2,821)           --
Payment on Notes Receivable (Note 8)           --           --           --     160,971       160,971
Exercise of Stock Options (Note 8)            799       56,516           --          --        57,315
Repurchase of Common Stock                   (224)     (38,928)          --          --       (39,152)
Conversion of Notes Payable and Accrued
   Interest into Common Stock (Note 3)      5,715      994,285           --          --     1,000,000
Sale of Common Stock                        5,556      994,445           --          --     1,000,001
Net Income                                     --           --    1,218,273          --     1,218,273
                                          -------   ----------   ----------   ---------    ----------
Balance, December 31, 2003                 76,184    4,796,829    2,267,786          --     7,140,799

Net Income                                     --           --    1,410,412          --     1,410,412
                                          -------   ----------   ----------   ---------    ----------
Balance, December 31, 2004                $76,184   $4,796,829   $3,678,198   $      --    $8,551,211
                                          =======   ==========   ==========   =========    ==========

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                                  2004          2003
                                                              -----------   -----------
Cash Flows From Operating Activities
Net Income                                                    $ 1,410,412   $ 1,218,273
Adjustments to Reconcile Net Income to Net Cash Provided by
   Operating Activities
      Depreciation                                                263,368       187,273
      Amortization of Prepublication Costs                      3,338,293     2,244,664
      Deferred Income Taxes                                       139,000        50,000
Changes in Assets and Liabilities
      Accounts Receivable                                        (407,221)     (635,719)
      Inventory                                                  (608,905)     (117,172)
      Prepaid Catalog Expense and Other Current Assets           (155,540)      (90,368)
      Advance Royalties                                           135,590       133,142
      Deposits and Other                                           (1,605)        1,867
      Income Taxes Receivable                                    (101,026)           --
      Accounts Payable and Accrued Expenses                       722,938     1,643,340
      Accrued Royalty Payable                                          --       (61,000)
      Deferred Revenue                                            178,388            --
      Income Taxes Payable                                        (95,874)       61,909
                                                              -----------   -----------
         Net Cash Provided by Operating Activities              4,817,818     4,636,209
                                                              -----------   -----------

Cash Flows From Investing Activities
      Purchases of Equipment                                     (386,500)     (377,437)
      Expenditures for Prepublication Costs                    (8,044,312)   (4,608,789)
      Expenditures for Intangible Assets                          (21,481)      (36,006)
                                                              -----------   -----------
         Net Cash Used in Investing Activities                 (8,452,293)   (5,022,232)
                                                              -----------   -----------

Cash Flows From Financing Activities

      Net Borrowings (Payments) Under Line of Credit            3,043,187      (600,000)
      Proceeds from Exercise of Stock Options                          --        57,315
      Payments Received on Notes Receivable                            --       160,971
      Proceeds from Issuance of Debt and Capital Leases           512,780            --
      Proceeds from the Sale of Common Stock                           --     1,000,001
      Repurchase of Common Stock                                       --       (39,152)
      Principal Payments on Long Term Debt                       (213,804)      (78,954)
                                                              -----------   -----------
         Net Cash Provided by Financing Activities              3,342,163       500,181
                                                              -----------   -----------

         Net Increase (Decrease) in Cash                         (292,312)      114,159

Cash
      Beginning of Period                                         426,629       312,470
                                                              -----------   -----------
      End of Period                                           $   134,317   $   426,629
                                                              ===========   ===========

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 AND 2003
(Continued)

Supplemental Cash Flow Information
   Cash Payments for:
      Interest                                                $ 89,572   $  109,709
      Income Taxes                                             935,900      670,869
                                                              ========   ==========

Supplemental Schedule of Noncash Investing and Financing
   Activities Conversion of Note Payable and Accrued
   Interest to Common Stock                                   $     --   $1,000,000
                                                              ========   ==========

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS: Peoples Educational Holdings, Inc. (PEH), through its wholly owned subsidiary, The Peoples Publishing Group, Inc. (PPG), publishes and markets its own supplementary educational textbooks and materials for K-12 school market. The materials that are predominantly state-specific and standards-based, focused on state-required tests, and predominantly softcover. PPG publishes its own proprietary, and distributes for other publishers college textbooks and supplements to the high school advanced placement market. Marketing channels include direct and commission sales representatives, telemarketing, direct mail, and catalogs. PPG and PEH are together referred to herein as the Company.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of PEH and its wholly owned subsidiary, PPG. All significant intercompany accounts and transactions have been eliminated in consolidation.

CASH: The Company maintains its cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE: The Company recognizes revenue upon shipment and estimates returns if the right of return exists. The allowances for returns as of December 31, 2004 and 2003 were $433,439 and $595,083, respectively. These allowances are recorded as a reduction of accounts receivable. The Company recognizes shipping and handling revenues as part of revenue, and shipping and handling expenses as part of cost of revenues on the statements of income. The Company recognizes it subscription based revenue on its Measuring Up e-Path(TM) prorata over the life of the agreement.

The Company provides credit to its customers determined on a customer-by-customer basis. Trade receivables are carried at original invoice amount less an estimate made for the doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts after reviewing individual customer accounts as well as considering both historical and expected credit loss experience. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

MAJOR SUPPLIERS: For 2004 and 2003, approximately 32% and 36% of total product line revenues respectively were generated from college books and products purchased from two major college book publishers. The Company has exclusive distribution agreements with these two publishers. The loss of either of these distribution agreements would have a material adverse effect on the Company's revenues and net income.

INVENTORY: Inventory is stated at the lower of cost or market, which is determined using the first-in, first-out method. Inventory consists entirely of finished goods. Inventory on the consolidated balance sheet is reflected net of reserves for write-downs or non-salability of $70,000 and $187,000 in 2004 and 2003, respectively.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DEFERRED PREPUBLICATION COSTS : Prepublication costs include one-time expenses associated with developing and producing new or revised proprietary products, which include all editorial expenses, writing, page design and makeup, art and other permissions, prepress, and any other costs incurred up to completion of the product. These prepublication costs also include expenses incurred for other forms of product development, such as expert reviews. Prepublication costs are capitalized and are amortized over a three or five year period (the estimated minimum lives of the related publication) using the straight-line method beginning on the in-stock date of the publication.

PREPAID CATALOGS AND MARKETING EXPENSE: The cost of catalogs which have not been completed or delivered to customers is carried as a prepaid expense until the actual date of completion and mailing. Catalog expense is recognized in the consolidated statements of income in the period in which the catalogs are mailed or distributed. Marketing expense, excluding catalog expense, was $1,195,434 and $922,133 for 2004 and 2003, respectively.

DEPRECIATION: Equipment is recorded at cost. Depreciation is provided over the equipment's estimated useful lives of five to seven years using the straight-line method. Maintenance and repairs are charged to expense as incurred, and major renewals or improvements are capitalized. On sale or retirement of property and equipment, the related costs and accumulated depreciation are removed from the accounts, and any gain or loss is included in the results of current operations.

ACCOUNTING FOR LONG-LIVED ASSETS: Long-lived assets, such as equipment, deferred prepublication costs, and other assets with finite lives, are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This is accomplished by comparing their carrying value with the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future net cash flows be less than the carrying value, the Company would recognize an impairment loss at that date. An impairment loss would be measured by comparing the amount by which the carrying value exceeds fair value (estimated discounted future cash flows or appraisal of assets) of the long-lived assets. To date, management has determined that no impairment of long-lived assets exists.

INCOME TAXES: The Company accounts for deferred taxes on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss or tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis.

Deferred taxes are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized. Income tax expense is the tax payable or refundable for the year plus or minus the change during the year in deferred tax assets and liabilities.

BASIC AND DILUTED NET INCOME PER SHARE: Basic per share amounts are computed, generally, by dividing net income by the weighted-average number of common shares outstanding. Diluted per share amounts assume the conversion, exercise, or issuance of all potential common stock instruments unless their effect is antidilutive, thereby increasing the income per common share. During 2004 and 2003, options as reflected in Note 8 were included in the computation of weighted-average diluted shares outstanding in the quarters in which their effect was dilutive.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

STOCK-BASED COMPENSATION: The Company grants options to its employees and directors under its 1998 Stock Option Plan as described in Note 8. As permitted by accounting principles generally accepted in the United States of America, these grants are accounted for following APB Opinion No. 25 and related interpretations. Accordingly, compensation cost has been recognized for those grants whose exercise price is less than the fair market value of the stock on the date of grant. There was no compensation expense recorded for employee grants for the years ended December 31, 2004 and 2003.

Had compensation cost for the options been determined based on the fair values at the grant date consistent with the provisions of FASB Statement No. 123, the Company's net income and net income per basic and diluted common share would have been as indicated below:

                                                                Years Ended December 31
                                                                -----------------------
                                                                   2004         2003
                                                                ----------   ----------
Net Income, as reported                                         $1,410,412   $1,218,273
      Deduct total stock-based employee compensation expense
         determined under the fair value-based method for all
         awards                                                   (261,813)    (249,141)
                                                                ----------   ----------
Net Income, proforma                                            $1,148,599   $  969,132
                                                                ==========   ==========
Basic net income per common share:
   As reported                                                  $     0.37   $     0.35
   Pro forma                                                          0.30         0.28
Diluted net income per common share:
   As reported                                                        0.34         0.34
   Pro forma                                                          0.27         0.27

The above pro forma effects on net income and net income per basic and diluted common share are not likely to be representative of the effects on reported net income or net income per common share for future years because options vest over several years and additional awards generally are made each year.

In December 2004, the Financial Accounting Standards Board ("FASB") published FASB Statement No. 123 (revised 2004), Share-Based Payment ("FAS 123(R)" or the "Statement"). FAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. FAS 123(R) is a replacement of FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretive guidance. The effect of the Statement will be to require entities to measure the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company will be required to apply FAS 123(R) as of the beginning of its first interim period that begins after June 15, 2005, which will be the third quarter of 2005. FAS 123(R) allows two methods for determining the effects of the transition: the modified prospective transition method and the modified retrospective method of transition. Under the modified prospective transition method, an entity would use the fair value based accounting method for all employee awards granted, modified, or settled after the effective date. As of the effective date, compensation cost related to the nonvested portion of awards outstanding as of that date would be based on the grant-date fair value of those awards as calculated under the original provisions of Statement No. 123; that is, an entity would not remeasure the grant-date fair value estimate of the unvested portion of awards granted prior to the effective date of FAS 123(R). An entity will have the further option to either apply the Statement to only the quarters in the period of adoption and subsequent periods, or apply the Statement to all quarters in the fiscal year of adoption. Under the modified retrospective method of transition, an entity would revise its previously issued financial statements to recognize employee compensation cost for prior periods presented in accordance with the original provisions of Statement No. 123.

Management has not yet completed their study of the transition methods or made any decisions about how the Company will adopt FAS 123. However, the pro forma net income effect of using the fair value method for the past two fiscal years is presented in the table above. The pro forma compensation costs presented in the table above and in prior filings for the Company have been calculated using a Black-Scholes option pricing model and may not be indicative of amounts which should be expected in future years. No decisions have been made as to which option-pricing model is most appropriate for the Company for future awards.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The financial statements include the following financial instruments and methods and assumptions used in estimating their fair values: for cash and cash equivalents, the carrying amount is fair value, and for trade accounts receivable, accounts payable, and line-of-credit debt, the carrying amounts approximate their fair values due to either the short-term nature of these instruments or the variable nature of the interest rate. No separate comparison of fair values versus carrying values is presented for the aforementioned financial instruments since their fair values are not significantly different than their balance sheet carrying amounts. In addition, the aggregate fair values of all financial instruments would not represent the underlying value of the Company.

USE OF ESTIMATES: In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. DEFERRED PREPUBLICATION COSTS

The activities in deferred prepublication costs for the years ended December 31, 2004 and 2003, are as follows:

                                                  2004          2003
                                              -----------   -----------
Prepublishing costs, net, beginning of year   $ 6,960,585   $ 4,596,460
Prepublication cost additions                   8,044,312     4,608,789
Amortization expense                           (3,338,293)   (2,244,664)
                                              -----------   -----------
Prepublishing costs, net, end of year         $11,666,604   $ 6,960,585
                                              ===========   ===========

The future amortization expense of deferred prepublication costs is estimated to be as follows:

For the year ending December 31
2005                              $3,977,986
2006                               3,460,578
2007                               2,201,957
2008                               1,250,501
2009                                 775,582

NOTE 3. LINES OF CREDIT AND LONG-TERM DEBT

LINES OF CREDIT AND LONG-TERM DEBT: The Company has a $6,500,000 financing arrangement with a financial institution. The arrangement includes three separate revolving lines of credit. The arrangement provides for advances up to $4,000,000, subject to borrowing base restrictions limited to 80 percent of eligible accounts receivable and 35 percent of inventory. The second line of credit for up to $2,000,000 and a third line of credit is for $500,000. These lines of credit expire in February 2006. All three lines of credit bear interest at LIBOR plus 2.25 percent. At December 31, 2004 $2.6 million was outstanding under this arrangement and $2.6 million was still available under the facility.

The Company also has an arrangement for a five-year reducing revolver, which expires in November 2008, in the amount of $500,000 at an interest rate of LIBOR plus 2.25 percent. At December 31, 2004, $433,000 was outstanding under this arrangement. Total borrowings are secured by substantially all assets of the Company and are subject to certain financial covenants.

Long-term debt at December 31, 2004 and 2003, consisted of the following:

                                                    2004        2003
                                                 ----------   --------
Obligations under capital leases (Note 6)        $  506,520   $207,543
Notes payable under line of credit (see above)    3,043,186         --
                                                 ----------   --------
                                                  3,549,706    207,543
Less current maturities                             274,327     86,998
                                                 ----------   --------
                                                 $3,275,379   $120,545
                                                 ==========   ========

The future payments under capital lease obligations are reflected in Note 6.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. LINES OF CREDIT AND LONG-TERM DEBT (CONTINUED)

CONVERTIBLE NOTE PAYABLE TO STOCKHOLDER: In December 2002, the Company borrowed $1,000,000 under a subordinated convertible note payable to its largest stockholder. The terms of this note provided for quarterly interest payments at a rate of 10 percent with principle due December 30, 2004, and conversion into common stock if the Company secured a certain level of debt financing. As a result of the aforementioned new financing agreement in February 2003, this note, plus accrued interest, was converted into 289,785 shares of common stock at a conversion price of $3.50 per share.

NOTE 4. NET REVENUE BY PRODUCT LINE

The Company operates as one business segment, with three major product lines. The Company's revenues, net of returns, by major product line for the years ended December 31, 2004 and 2003, are as follows:

                                      2004          2003
                                  -----------   -----------
Test Preparation and Assessment   $20,611,251   $16,298,382
College Preparation                11,065,052    10,134,262
Instruction                           810,867     1,382,004
                                  -----------   -----------
Total Net Revenue                 $32,487,170   $27,814,648
                                  ===========   ===========

NOTE 5. INCOME TAXES

Federal and state income tax expense for the years ended December 31, 2004 and 2003, consisted of the following:

             2004       2003
           --------   --------
Current    $739,000   $693,000
Deferred    139,000     50,000
           --------   --------
Total      $878,000   $743,000
           ========   ========

For the years ended December 31, 2004 and 2003, the income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income, due to the following:

                                                  2003        2003
                                                --------   --------
Computed federal income tax at statutory rate   $808,000   $690,000
State income taxes, net of federal benefit        72,000     71,000
Benefit of income taxed at lower rate            (23,000)   (20,000)
Other, including nondeductible expenses, net      21,000      2,000
                                                --------   --------
                                                $878,000   $743,000
                                                ========   ========

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5. INCOME TAXES (CONTINUED)

Net deferred tax assets and liabilities are comprised of the following at December 31, 2004 and 2003:

                                           2004        2003
                                        ---------   ---------
Deferred tax assets:
   Allowance for doubtful accounts      $  15,000   $  15,000
   Allowance for sales returns            167,000     229,000
   Inventory                               66,000      89,000
   Net operating loss                      57,000      63,000
                                        ---------   ---------
                                          305,000     396,000
                                        ---------   ---------

Deferred tax liabilities:
   Fixed assets                          (190,000)   (140,000)
   Allowance for purchase returns        (129,000)   (179,000)
   Prepaid expenses                       (48,000)         --
                                        ---------   ---------
                                         (367,000)   (319,000)
                                        ---------   ---------
Net deferred tax assets (liabilities)   $ (62,000)  $  77,000
                                        =========   =========

The aforementioned net deferred tax assets (liabilities) are reflected on the consolidated balance sheets as follows:

                               December 31
                          --------------------
                             2004       2003
                          ---------   --------
Current assets            $  71,000   $154,000
Noncurrent assets          (133,000)   (77,000)
                          ---------   --------
Net deferred tax assets   $ (62,000)  $ 77,000
                          =========   ========

As of December 31, 2004, the Company had approximately $168,000 of net operating loss (NOL) carryforwards available to reduce federal taxable income to 2014. Future utilization of these loss carryforwards is subject to certain limitations under provisions of the Internal Revenue Code, including limitations subject to
Section 382, which relate to a 50 percent change in control over a three-year period. Such a change did take place in 1998, and the NOL carryforwards were adjusted accordingly. The Company's ability to utilize the aforementioned NOL carryforwards is limited to approximately $17,600 per year.

NOTE 6. COMMITMENTS

OPERATING LEASES: The Company is leasing its premises under certain operating leases. The lease of the corporate office was extended due to additional acquired office space and expires in October 2009. The Company also leases office space in Austin, Texas and Columbus, Ohio. The leases expire in February 2008 and November 2007, respectively. The Company also leases certain office equipment under operating leases.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6. COMMITMENTS (CONTINUED)

Future minimum rental obligations under operating leases are as follows:

Years ending December 31:
2005                           534,660
2006                           573,132
2007                           558,702
2008                           474,038
2009                           387,285
                            ----------
                            $2,527,817
                            ==========

Rent expense under the aforementioned operating leases was $392,000 and $264,000 in 2004 and 2003, respectively.

CAPITAL LEASES: The Company also has capital leases for the use of certain office equipment. Lease terms are generally three to five years. Effective interest rates on these obligations ranges from seven to twelve percent.

A summary of equipment under capital leases as of December 31, 2004 and 2003, is as follows:

                                  2004       2003
                                --------   --------
Office equipment                $872,855   $360,082
Less accumulated depreciation    374,623    177,078
                                --------   --------
                                $498,232   $183,004
                                ========   ========

Approximate minimum annual lease payments under capital leases are as follows:

Years ending December 31:
2005                                      $305,634
2006                                       185,270
2007                                        79,148
                                          --------
                                           570,052

Less amount representing interest           63,532
                                          --------
Present value of minimum lease payments
   (included in long-term debt--Note 3)   $506,520
                                          ========

EMPLOYMENT AGREEMENTS: The Company has employment agreements with certain executive officers, which provide severance benefits in the event the Company, without cause, terminates such officers.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7. CAPITAL STOCK

AUTHORIZED CAPITAL STOCK: The Company has authorized 10,000,000 shares of capital stock, of which 8,500,000 are designated as common shares and 1,500,000 are designated as preferred shares.

NOTE 8. STOCK OPTIONS

As discussed in Note 1 to the financial statements, the Company accounts for employee stock-based compensation under APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. The pro forma fair value of each option grant as presented in Note 1 to the financial statements is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants: no dividends, risk-free interest rates of 4.0 percent in 2004 and 3.8 percent in 2003, expected lives of seven to ten years, and volatility of 55 percent.

The 1998 Stock Option Plan (the Plan) permits the granting of incentive stock options and nonqualified options. A total of 1,000,000 shares of the Company's common stock have been reserved for issuance pursuant to options granted under the Plan.

A summary of stock option activity is as follows:

                                    Weighted-             Weighted-
                                     Average               Average
                                      Grant                Exercise
                                   Fair Value    Shares     Price
                                   ----------   -------   ---------
Outstanding at December 31, 2002     $1.12      713,564     $2.80
   Granted                            1.22       50,500      3.60
   Exercised                          0.53      (35,889)     1.20
Outstanding at December 31, 2003      1.16      728,175      2.93
   Granted                            2.13       89,000      4.34
                                                -------
Outstanding at December 31, 2004     $1.27      817,175     $3.09
                                                =======

                                       OPTIONS OUTSTANDING
                                ---------------------------------         OPTIONS EXERCISABLE
                                  WEIGHTED AVG                      -------------------------------
                     NUMBER         REMAINING                          NUMBER
    RANGE OF      OUTSTANDING   CONTRACTUAL LIFE    WEIGHTED AVG    EXERCISABLE AT    WEIGHTED AVG
EXERCISE PRICES   AT 12/31/04         YEARS        EXERCISE PRICE      12/31/04      EXERCISE PRICE
---------------   -----------   ----------------   --------------   --------------   --------------
     $1.20           54,375           2.58              $1.20            54,375           $1.20
     $3.00          583,800           6.27               3.00           426,450            3.00
 $3.50 to $3.60     106,000           6.73               3.56            68,750            3.54
     $4.50           73,000           7.58               4.50             6,250            4.50
 --------------     -------           ----              -----           -------           -----
 $1.20 TO $4.50     817,175           6.20              $3.09           555,825           $2.91
 ==============     =======           ====              =====           =======           =====

In a prior year, two officer/stockholders exercised options to purchase shares of Company stock. The shares were issued in exchange for $125,000 of nonrecourse promissory notes receivable bearing interest

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. STOCK OPTIONS (CONTINUED)

at 6 percent per annum. The notes, plus all accrued interest, were due on July 31, 2003, and were collateralized by the shares acquired. For financial reporting purposes, the notes receivable were accounted for as a reduction of stockholders' equity. These notes were repaid in May 2003.

NOTE 9. RELATED-PARTY TRANSACTIONS

Mr. Casabonne, one of the Company's directors is a principal in both Casabonne Associates and Marketing Works. The Company paid Casabonne Associates approximately $37,000 and $27,000 in 2004 and 2003 respectively. In addition, the Company paid Marketing Works $53,000 and $56,000 in 2004 and 2003 respectively.